Mail Stop 4-8



								September 17, 2004


By mail and fax to: 765-742-1507


Mary Jo David
Treasurer
LSB Financial Corp.
101 Main Street
Lafayette, IN 47902

Re: LSB Financial Corp.

      Form 8-K filed August 20, 2004
      Form 8-K/A filed August 24, 2004

      File No. 0-25070

Dear Ms. David,

The Staff has reviewed the above-referenced filings for compliance with the requirements of Form 8-K and has the following comment in that regard.

* Amend Item 4(a), sub-paragraphs (iv) and (v), of your Form 8-K to cover the interim period from the date of the last audited financial statements to August 19, 2004, the date of dismissal of the former independent accountant. See Item 304(a)(1)(iv) and (v) of Regulation
S-K.

Please file an amendment via EDGAR in response to these comment(s) within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-KA and should include the ITEM 4 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-
942-
2952.

								Sincerely,




								Amit Pande
								Staff Accountant

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LSB Financial Corp.
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